Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF DIRECTORS

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) is pleased to announce that the Board has proposed to elect and appoint Mr. Liu Yuezhen, Mr. Duan Liangwei, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. (collectively, the “Director Candidates”) as directors of the Company (collectively, the “Proposed Appointment of Directors”). The Proposed Appointment of Directors will be submitted to the shareholders of the Company (the “Shareholders”) for review and approval by way of ordinary resolution at the 2019 annual general meeting of the Company (the “AGM”).

In accordance with the articles of association of the Company (the “Articles of Association”), the Board shall be composed of 11-15 members elected by the Shareholders’ general meeting and all directors will hold office for a term of three years. A director may be re-elected upon the expiry of his or her term. The terms of several directors of the Company, namely Mr. Liu Yuezhen, Mr. Duan Liangwei, Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry, will expire on the date of the forthcoming AGM. Among them, Mr. Lin Boqiang and Mr. Zhang Biyi, both being independent non-executive directors of the Company, will not participate in the re-election of directors of the Company due to regulatory limitation on term of office.

The biographical details of the Director Candidates are set out below:

Liu Yuezhen, aged 58, is a Director of the Company and a member of the Party committee and Chief Accountant of China National Petroleum Corporation (“CNPC”). Mr. Liu is a researcher-level senior accountant and holds a master’s degree. Mr. Liu has nearly 40 years of working experience in the financial and accounting industry. He served as the deputy general manager and chief accountant of AVIC Jianghan Aviation Life-saving Appliance Corporation from March 1996, the general manager of Jianghan Aviation Life-saving Appliance Corporation and concurrently a director of 610 Research Institute from February 2000, the chairman and general manager of AVIC Beijing Qingyun Aviation Instruments Co., Ltd. from May 2003, the chief accountant of CASIC (Group) Company from November 2006, and a member of the Party committee and chief accountant of CASIC (Group) Company from December 2007. He has served as a member of the Party committee and Chief Accountant of CNPC since December 2013. From May 2014, Mr. Liu has been appointed as a Director of the Company.

Duan Liangwei, aged 52, is a Director and President of the Company and serves concurrently as a member of the Party committee, Vice President and Safety Director of CNPC. Mr. Duan is a professor-level senior engineer and holds a doctor’s degree. He has over 30 years of working experience in China’s oil and petrochemical industry. Mr. Duan worked as a member of the Party committee, deputy general manager and safety director of Jilin Petrochemical Branch from February 2006, concurrently as the secretary of the Party committee and general manager of Jilin Fuel Ethanol Co., Ltd. from March 2010, the general manager and deputy secretary of the Party committee of Dagang Petrochemical Branch from September 2011, the general manager and deputy secretary of the Party committee of Dalian Petrochemical Branch, the manager of Dalian Petrochemical Company, and the director of the Enterprise Coordination Committee of Dalian Area from July 2013, the Vice President of CNPC from March 2017, and concurrently as Safety Director of CNPC from April 2017. Mr. Duan was appointed as a Director of the Company on June 2017. He served as a member of the Party committee of CNPC from September 2019. He has been appointed as the President of the Company since March 2020.

Elsie Leung Oi-sie, aged 80, is an independent non-executive Director of the Company, a consultant of Iu, Lai & Li Solicitors & Notaries, and an independent non-executive director of China Life Insurance Company Limited (a company listed on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) with the stock code: 2628, listed on the Shanghai Stock Exchange with stock code: 601628, listed on the New York Stock Exchange with stock code: LFC), United Company RUSAL, Plc. (a company listed on the Hong Kong Stock Exchange with the stock code: 486, listed on Moscow Exchange with the symbol: RUAL) and China Resources Power Holdings Co., Ltd. (a company listed on the Hong Kong Stock Exchange with stock code: 836). Ms. Leung obtained her LLM degree from the University of Hong Kong and is an academician of College of International Marriage Law. She holds the practicing qualifications for attorney of Hong Kong and Britain. Ms. Leung was the first Secretary for Justice of the Hong Kong Special Administrative Region, a member of Executive Council of HKSAR and the Deputy Director of Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress of the PRC. Ms. Leung was appointed as a Justice of the Peace, a Notary Public, and a China-Appointed Attesting Officer, and was awarded a Grand Bauhinia Medal. Ms. Leung was appointed as an independent non-executive Director of the Company on June 2017.

Tokuchi Tatsuhito, aged 67, is an independent non-executive Director of the Company and also an executive director and research fellow of the Center for Industrial Development and Environment Governance (CIDEG), Tsinghua University, a senior fellow of Rebuild Japan Initiative Foundation, and the member & experts adviser to the Foreign Advisory Committee of State Administration of Foreign Experts Affairs, the P.R. of China. Mr. Tokuchi graduated from the Department of Chinese Language and Literature, Peking University, and received his master’s degree (East Asian Economy) from the Center for East Asian Studies of Stanford University. He has held the positions including the general manager of Investment Banking Division of Daiwa Securities SMBC Co., Ltd., the president of Daiwa Securities Singapore Limited, the Executive Vice President (responsible for investment banking business) of Daiwa Securities (Hong Kong) Inc., the vice president of Daiwa Securities (America) Inc., the vice chairman of Singapore Investment Banking Association, and the vice president, managing director and the chairman of the investment banking committee of CITIC Securities Co., Ltd. (a company listed on the Hong Kong Stock Exchange with the stock code: 6030, listed on the Shanghai Stock Exchange with the stock code: 600030). In 2009, Mr. Tokuchi was awarded the China Friendship Award, China’s highest award for foreigners. Mr. Tokuchi was appointed as an independent non-executive Director of the Company on June 2017.

Simon Henry, aged 58, is an independent non-executive Director of the Company and a fellow of the UK Chartered Institute of Management Accountants, has experience in areas of finance management, strategic planning, marketing and investor relations. Mr. Simon Henry obtained a first class bachelor’s degree in mathematics from Cambridge University in 1982 and was awarded a master’s degree in 1986 from Cambridge University. He joined Royal Dutch Shell (a company listed on the London Stock Exchange with the stock code: RDSA and RDSB, listed on Euronext with the stock code: RDSA and RDSB, listed on New York Stock Exchange with the stock code: RDS.A and RDS.B) in 1982. He acted for 8 years until March 2017 as executive director of the board and chief finance officer of Royal Dutch Shell. He now serves as a non-executive director and chairman of the audit committee of the board of Lloyds Banking Group (a company listed on the London Stock Exchange with the stock code: LLOY, listed on the New York Stock Exchange with the stock code: LYG) and as a non-executive director of the board of Rio Tinto plc. (a company listed on the Australian Securities Exchange with the stock code: RIO, listed on the London Stock Exchange with the stock code: RIO, listed on the New York Stock Exchange with the stock code: RIO) . He also now serves as a member of the Defense Council for the UK Government. Mr. Simon Henry was appointed as an independent non-executive Director of the Company on June 2017.

Cai Jinyong, aged 61, is partner of Global Infrastructure Partners (GIP) and a board member of Aon plc. and Global Foundries. Mr. Cai has served over 30 years in financial service industry. Mr. Cai received bachelor’s degree from Peking University and doctoral degree of economics from Boston University. Mr. Cai worked at Central Europe Bureau of the Head Office of the World Bank in charge of energy sectors from 1990 to 1994. From 1994 to 2000, he served in Morgan Stanley (a company listed on the New York Stock Exchange with the stock code: MS) and was a team member which established China International Capital Corporation Limited (a company listed on the Hong Kong Stock Exchange with the stock code: 3908). From 2000 to 2012, he worked in Goldman Sachs Group, Inc. (a company listed on the New York Stock Exchange with the stock code: GS), where he was in charge of the PRC Investment Banking Business. From 2012 to 2016, he served as CEO of International Finance Corporation of the World Bank Group. From 2016 to 2018, he led infrastructure business in emerging economies at TPG.

Mr. Jiang, Simon X., aged 66, has been an independent non-executive director of COSCO SHIPPING International (Hong Kong) Co., Ltd. (a company listed on the Hong Kong Stock Exchange with the stock code: 517) since April 2007. He is chairman of Cyber City International Limited. Mr. Jiang is also a director of China Foundation for Disabled Persons, and a senior associate at the Judge Business School of Cambridge University of England. He is currently a member of the United Nations Investments Committee. Mr. Jiang received his bachelor’s degree from Beijing Foreign Studies University, master’s degree from Australian National University and M.Phil and Ph.D degree in Economics from Cambridge University of England. Mr. Jiang was the deputy chief of United Nations Joint Staff Pension Fund Investment Management, a trustee of the Cambridge China Development Trust, a director of Zi Corporation, advisory board member of Capital International Inc., and an advisor of TPG Capital of the United States and Rothschild Investment Bank of England. He was a member of the 11th and 12th Sessions of the National Committee of the Chinese People’s Political Consultative Conference, an independent non-executive director of Nokia Corporation ( a company listed on Nasdaq Helsinki with the stock code: NOKIA, listed on the New York Stock Exchange with the stock code: NOK, listed on the Euronext with the stock code: NOK) until his retirement in June 2016 and an independent non-executive director of China Petroleum & Chemical Corporation (a company listed on the Hong Kong Stock Exchange with stock code: 386, listed on the Shanghai Stock Exchange with stock code: 600028, American Depositary Receipt code: SNP and Global Depositary Receipt code: SNP) until his retirement in May 2018. He was an independent non-executive director at the China Oilfield Services Limited (a company listed on the Hong Kong Stock Exchange with stock code: 2883, listed on the Shanghai Stock Exchange with stock code: 601808) until his retirement in 2011, and an independent non-executive director of the Greenland Hong Kong Holdings Limited (a company listed on the Hong Kong Stock Exchange with stock code: 337) until his retirement in 2014. He has experience in fund management and corporate governance.

Save as disclosed above, as at the date of this announcement, none of the Director Candidates set out above (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the “Listing Rules”)) or controlling Shareholder (as defined in the Listing Rules); or (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, as at the date of this announcement, there is no information on any of the Directors Candidates that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

If the Proposed Appointment of Directors is approved at the AGM, the terms of office of the Directors Candidates will be three years, commencing from the date on which the relevant resolutions being approved by the Shareholders. The directors’ emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to the directors’ duties, responsibilities and performance and the results of the Group.

The notice and circular of AGM containing, among others, the details of the Proposed Appointment of Directors will be dispatched to the Shareholders in due course.

By order of the Board

PetroChina Company Limited

Secretary to the Board

Wu Enlai

Beijing, the PRC

25 March 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.